Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 23, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

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Shareholders

Speeches

Speaker: Mr Mittal, Chairman & CEO
London and Rotterdam Press Conference
16th May 2006

Speaker: Mr Mittal, Chairman & CEO
Speaks at Media Visit, Mittal Steel Gandrange
20th April 2006
Read News Release

Speaker: Wilbur Ross, Member of the Board of Mittal Steel Company
After Dinner Speech at Chicago Press Conference
26th February 2006
Read News Release

Press Conference, 9th May
Mr Mittal Speech

Good morning ladies and gentlemen. Thank you for agreeing to join us at short notice.

I should say at the outset that we will have to keep this meeting relatively short as we also have to travel to Rotterdam for our annual general meeting.

We have called this press conference because there have been some important developments in our proposal to combine Mittal Steel and Arcelor.

Some of you, I am sure, will already have read our press release, and the press release that Arcelor issued late last night after we informed them of our intention to disclose these recent developments this morning. In case you have not, allow me to highlight the main points and then we will take questions.

As you know, we have said from the beginning that we would prefer to have a friendly transaction with Arcelor. With this in mind, over the past few weeks we have made various efforts to initiate a dialogue with Arcelor in the hope this might lead to a meeting.

In our correspondence, we have indicated to them that we would be willing to make changes to our corporate governance and amend our offer in the event of a recommended deal. We have also shared with Arcelor our full industrial plan and have addressed in writing a number of areas that they had identified.

We believe that such a dialogue would be in the best interests of all stakeholders as there is no doubt in our mind that this combination creates a much stronger company with better long-term prospects.

However I am disappointed to have to report that we have not made the progress I would have liked. I do not discern a willingness on the part of Arcelor to enter into meaningful discussions to reach a recommended transaction.

Let me outline briefly some of the improvements we proposed in the context of a recommended offer:

-	We suggested enlarging the Mittal Steel board to 14 members with Mittal Steel and Arcelor equally represented with six members each, plus two further independent directors.

-	We proposed a management board of six people – with Mittal Steel and Arcelor equally represented.

-	We proposed moving to a one share one vote principle, with long-term shareholders being rewarded with an enhanced vote.

We also said that in the context of a recommended transaction, Mittal Steel would be prepared to revise the value of its offer.

I should stress that we have not changed our view on the underlying value of Arcelor and believe our current offer – which values Arcelor at 46% premium to its pre-offer price – is very fair. However, we would attach some additional value to a recommended offer.

We had hoped that these proposals would be sufficient to encourage a dialogue on the part of Arcelor. This has not been the case.

Arcelor is now taking the position that it does not have enough information to meet with us. We are surprised, because we believe that the level of disclosure and information that we have here, including the 100 page plus industrial plan that we have shared with them, is absolutely unprecedented.

They also claim that they need a business plan to assess the value of our shares. We don’t believe that that is at all necessary or appropriate. Mittal Steel shares are listed on the New York Stock Exchange and Euronext Amsterdam, enjoy great liquidity and are widely followed by investors and analysts. One does not assess the value of these shares by looking at a business plan. We hope that this is not another pretext not to engage in discussions with us or to put another roadblock in the way of this combination.

We are now focused on our offer opening and sending out the prospectus to shareholders. We remain very confident as to the strategic and financial appeal of our offer and are resolute in our intention to see this through to a successful completion.

Before closing, I would also like to comment on a new board appointment we are making today, in the context of the steady evolution of the corporate governance of Mittal Steel.

Mr Francois Pinault has agreed to join the board of Mittal Steel. As you all know, Mr. Pinault is one of France’s most successful and respected business leaders and is the founder and former president of the Artemis group and of French retail and luxury brands company, PPR. We are delighted to welcome a man of such status and achievement. His wide knowledge of European business will be a great asset to Mittal Steel as it builds its business going forward.

Before opening the floor to questions I would now like to pass the podium over to our Non-Executive Director Wilbur Ross who also has a few comments to make.

Mr Mittal Speech	20th April 2006
Mittal Steel Gandrange

Good morning ladies and gentlemen and welcome to Gandrange. I am very grateful that you have made the effort to join us today – I am aware that Gandrange is not the easiest place to get to for some of you!

We are very proud of the success that we have had here. When we purchased this plant in 1999 from Usinor it was loss making and the future of the plant and all of its employees were in jeopardy. Standing here in 2006 I am happy to say that this is no longer the case. We have transformed the company into a profitable and successful business, providing a stable working environment for its employees. You will be hearing more about how we did this later on from Mr Laupretre, the CEO of Mittal Steel Gandrange. We are also delighted to have Mr Marcel THILL the representative from the Working Council here with us today, who will be talking to you about our social model.

Before then, I would like to make some general observations about the transaction. It is now nearly 12 weeks since we announced our proposed merger with Arcelor so it is a good time to draw together the threads. Our resolve, ability and commitment to proceed with the offer has not wavered since the 27th January. We remain confident that a merger between Mittal and Arcelor would be in the best interests of all stakeholders.

In terms of the process, we hope soon to be able to post our offer document. This will mark the start of a new and decisive phase and will enable shareholders to decide on our offer based on its merits and value creation.

We firmly believe that our offer is a compelling one. As you will know, from the time the deal was first announced on January 27, there was widespread acceptance of the strategic logic of the deal. Steel industry stakeholders understand and appreciate that further consolidation in the steel industry is necessary.

The financial appeal of the transaction has also been very clear in the response of the financial markets. Both the share prices of Mittal Steel and Arcelor have risen considerably, clear recognition by the markets that this deal creates significant value for shareholders.

Indeed, we can be quite precise about this impact: At the close of business last night, the cumulative increase of the market capitalisation of Mittal and Arcelor since the announcement of our deal was around E11 billion.

That is a very large sum. And within that figure, Arcelor’s share price has risen by over 50% to Euro 33.

It is worth putting this number into perspective.

Arcelor listed in February 2002 at a share price just above Euro 15. By the start of this year, nearly four years later, that price had reached a new peak of Euro 21, and the day before our offer launched it was trading at Euro 22.

Now, with the bid from Mittal Steel – that share price has risen another 50% in just twelve weeks. More than the price had increased in four years with Arcelor as a stand-alone in a period when steel stocks have experienced one of their biggest gains in recent years. The question Arcelor shareholders will be asking themselves is - where does that value go without Mittal?

We will have more time to discuss that question in the week’s ahead, but it is enough for me to say today that there is no argument in the financial community that a combination of these two companies would do anything other than create considerable value.

I would also like to touch briefly on the political dimension.

Shareholders, of course, remain the ultimate decision-makers in the deal. But companies do not operate in a vacuum.

I have been working in the steel industry all of my life. I fully understand the affiliation government have had historically with their steel industries.

Since announcing the offer we have been in a process of dialogue with all the leading governments. We have shared our very thorough industrial plan with them, and been able to provide assurance that the jobs, plants and investment in their countries are going to be maintained in line with existing Arcelor commitments – and, in some cases, further expanded upon.

But the message we have given governments goes beyond merely honouring existing Arcelor commitments. The best guarantee of jobs and investments comes from strong, flourishing, profitable companies. It is these companies that have the financial strength to finance investment, create jobs and pay taxes. A combined Mittal Steel/Arcelor would have unrivalled strategic and financial strength – certainly more than either company would enjoy alone.

So I have sought to explain to governments that this deal does not take away anything from Europe. We are not planning to cut jobs. We are not planning to shift or reduce investment. We are not taking decisions about Europe away from Europe.

Rather, we are providing the opportunity – very rare – for a European company to be an undisputed global industry leader. Europe is steeped in industrial tradition and yet today few European industrial companies are sector leaders. This transaction will change that. A European company will be the undisputed number one in the steel industry. A business platform which will be able to flourish in a globalising economy, and from which Europe can only stand to benefit.

I have been encouraged by the progress we have made in these discussions with governments across Europe. Yesterday we had a further meeting yesterday with Mr Verhofstadt, the Belgian prime minister, and the two minister presidents from the Flemish and Walloon regions. This formed part of a series of discussions we have been having with them on our industrial plan and provided us with the opportunity to assure them that we are committed to the long-term sustainability of the Belgian steel industry. These discussions remain ongoing with the various governments.

As is to be expected in transactions such as this, we have also been subjected to a sustained campaign of disinformation. I feel obliged to comment on these today because they are disingenuous and misleading to stakeholders who deserve to be in possession of the full facts. There are a number of areas I would like to touch on briefly in this regard, namely as follows:

-	The industrial logic supporting the offer
-	The benefits of scale
-	The compatibility of the two businesses
-	Our presence in developing markets

I am going to start with the industrial logic. I started working in the steel industry around the age of 16. My father was also in the steel industry so it was logical that from a young age I would also get involved in the business. I have therefore been deeply involved in this industry for nearly 40 years now and I have witnessed first hand the severe troubles the industry has experienced on account of its lack of scale over this period. I cannot emphasise this point enough. Until recently this was an industry dismissed by many as being in terminal decline. The main reason being its fragmented nature and resulting volatility.

It has been suggested that Mittal Steel is just interested in scale for scale’s sake. It is true that we are interested in scale but there are very sound reasons for this. If you look back historically it has been the steel industry’s lack of scale which has been at the root of its problems. Today nearly all industry stakeholders appreciate the need for consolidation and the benefits this can bring. It is not a question of just scale, but rather the stability and sustainability that scale can create. The steel industry has been given a second chance in recent years thanks to the industrialisation of countries such as China. It is in the interest of all stakeholders to ensure that as an industry we are in the healthiest position possible to best take advantage of these new dynamics. I have always believed that a consolidated and global market is required to achieve this and this view is today broadly supported by almost all the industry stakeholders.

This offer is based on very sound industrial logic of a combination between two complementary businesses in the same sector, in pursuit of a widely accepted goal of consolidation. Indeed I have not seen anyone question the industrial logic of this transaction, except of course Arcelor.

It is also simply not true that the businesses of Arcelor and Mittal are not compatible. Indeed one of the beauties of this transaction is the complementary nature of the two businesses. Mittal Steel is the undisputed leader in terms of technology and volumes in the North American market. It has built a portfolio of the most demanding clients which includes automotive companies such as Ford, GM, Toyota, Honda and Daimler – Chrysler. Likewise, Arcelor is the largest steel company in Western Europe and its R&D capabilities have enabled it to become the leading supplier to auto manufacturers in Europe. Together we will be the highest quality producer in both the United States and Europe.

Further, Mittal Steel is the largest steel producer in Central & Eastern Europe as well as Africa. It also has significant presence in the CIS region through its operations in Kazakhstan and is now growing in Asia through investment in China and a greenfield project in India. On the other hand, Arcelor is the leader in South America and is now turning its attention to other emerging markets. Together we will have a substantial presence in the high growth markets of South America, Africa, Eastern Europe and Asia.

Claims disputing the complementary nature of the two companies simply do not make sense. It is an undisputable fact that both companies have been pursuing the same business strategy based around consolidation for a number of years. And it is also a fact that both have converged on a similar vision of the future evolution of the industry. The two companies may not be identical, but they are complementary and it is in that fact that the strength of the combination lies.

I would also like to touch on our presence in developing countries, the strategic significance of which appears not yet to be fully understood. For any business it is natural to look for growth opportunities. It is unanimously accepted that the steel markets in the developed world are now mature with anticipated growth of only around 1%. As you are aware, 80% of Arcelor’s business at present is in West Europe where growth is very limited. The steel industry is once again enjoying global demand growth of around 3 – 4 % but this demand growth is being fuelled by the developing countries. It is these countries that represent some of the most exciting opportunities in our industry. Let me give you a tangible example.

India today has a population of around a billion people but per capita consumption of only 40kg of steel. This compares with 500kg in Western Europe and 900kg in Korea. Even China, after its massive industrialisation has per capita consumption of only 200kg per person. The opportunities are clear. It is these developing markets which are providing the foundations for the future growth and health of the steel industry. It is inconceivable to think that in ten years time any company that expects to play a leading role in the sector will not have a significant presence in these markets.

These countries may not yet be producing high quality products but this is because the demand does not yet exist. As these economies continue to grow so will the sophistication of their requirements and it will be those companies that had the vision and foresight to act on this at an early stage who will benefit the most.

Another misperception is that business in these markets is lower margin and that high margins only come from high quality business. This is not correct and Arcelor is actually a good example of this. Its highest margins come from its Brazilian business – the so-called “cologne” of the company. And indeed on that point, Mittal Steel has consistently been one of the highest-margin steel producers in the industry. Indeed in last year’s Fortune 500 list, we were ranked No 1 in the world for highest returns on assets, benchmarked against all the world’s leading companies. This is a considerable achievement and one of which we are very proud.

I have dwelt on these topics at some length but I think it is important that people have a sound understanding of not only the historic dynamics of the steel industry but also the future. These dynamics form the basis of our offer which is truly industrial in its vision. It is natural that change should prompt concerns as people are forced to confront the unknown. But it is wrong when people who should know better play upon such fears through use of disinformation.

It is important that this offer is decided on the value it creates for shareholders. As I have explained, that value will flow from the benefits of consolidation. Developing countries will fuel demand growth and any company that wants to play a central role in the industry must develop a position in these markets, as well as in the higher-value markets.

In ten years time the industry leader will be producing around 150 – 200 million tons per annum and will have a footprint in both the high-quality and the high-growth markets. It is this very company that a combination of Mittal and Arcelor will create. Not in ten years, but today.

Before I open the floor to questions, let me finish then by saying that you find us in good spirits. The financial markets remain very positive about our deal. We have made good progress in our discussions with politicians. We look forward to posting our offer document – and we remain very determined to succeed in this project.

Thank you for attention. I now look forward to answering any questions you might have.

Chicago Media Trip After dinner speech by Wilbur Ross Sunday 26 February 2006

Good evening everyone. It is my pleasure to be with you here in Chicago today. For those of you who don’t know me, my name is Wilbur Ross and I am a member of the Board of Mittal Steel Company.

On 25th October 2004 I announced agreement to merge my company, International Steel Group, with Mittal Steel in a transaction that would create the world’s largest steel company. This evening I would like to tell you a little bit about how it was in the best interests of all stakeholders.

I founded ISG in 2002 after purchasing the assets of Bethlehem, LTV, Weirton, Acme and Georgetown which were in Chapter 11 due to the severe cyclical downturn which had been experienced in 2001. The steel industry had been hard hit globally, but nowhere more strongly than in the United States where 36 steel companies were forced into bankruptcy. I and my team negotiated a radically new contract with the USWA that made us globally competitive. By the time we merged with Mittal Steel we had become the largest steel company in the U.S. producing the highest quality steels for the automotive and white goods sector. These are the most highly demanding customers because they do not tolerate any imperfections in the exterior surfaces of their products. We had made a successful IPO, and with steel markets flourishing once more thanks largely to the increased demand from China, ISG had emerged as a profitable, well-managed stand-alone business with good growth prospects ($10 B + solvent and $900 mill. Earnings) In fact, we were sufficiently low-cost to export some steel to China at a profit.

Yet we agreed to merge with Mittal Steel. Why? The answer is very simple – sustainability and value creation. The steel industry had always been notoriously fragmented and therefore incapable of effectively managing supply and demand or creating any real long-term value. We, and to a lesser degree US Steel and Nucor had fairly well consolidated the U.S. (3 companies = ¾ total)

It had been clear that global consolidation was necessary for the steel sector to have a realistic chance at creating value. Companies such as Mittal Steel and Arcelor were already embracing this strategy, both carrying out a series of mergers and acquisitions which had led to their emergence as the leading companies in the sector. The structure of the steel industry clearly was going to continue to change towards a more global business model.

It had always been my vision to create a global company. Hence our name: International Steel Group. But trying to emulate the global profile and portfolio of Mittal Steel would have taken years. They were the largest and/or lowest cost producer in a dozen or so countries. We realised that it would be hard to find an entry point into those countries where Mittal had already successfully established itself and even if we could, we would have had to pay many times the price they did and therefore could not be cost competitive with them. Merging with them on the other hand would enable us to accelerate our long-term strategy and growth plans, enabling our shareholders to benefit immediately from exposure to low-cost, fast-growing developing markets. Mittal also had significant raw materials reserves and was the world leader in DRI, which would make us less vulnerable to scrap prices and other material costs. Its global position would also bring about considerable synergies in areas such as purchasing, much of which is from non-traditional sources.

The merger gave us the opportunity to deliver to our shareholders immediately the business model that we wanted but that otherwise would have taken years for us to achieve. We were excited about the future prospects of the enlarged Mittal Steel and believed the best opportunity for our management and investors to benefit from the future globalisation and consolidation of the industry was by being shareholders in Mittal Steel. To do so, I personally was willing to give up the prestige of being Chairman and controlling shareholder of the biggest American steel company.

It was the right decision. Mittal Steel as you have been hearing throughout the day is a unique company in its sector, with balanced exposure to high-quality developed markets and high-growth developing markets, well positioned to lead further consolidation, good organic growth opportunities, a strong financial profile and one of the most experienced management teams in the business. It has an unparalleled record of success in achieving the synergies forecast for its acquisitions.

The levels of consolidation that have already been achieved are helping promote a much healthier operating environment. This was evident in 2005 where the US and European producers were analysing supply/demand in the market and responding sensibly by temporarily cutting production. This was a rational market-oriented reaction and one which would have been impossible five years ago in a more fragmented market.

A combination of Mittal and Arcelor would take consolidation to a new level and bring about further considerable benefits for all stakeholders. There are a number of reasons for this. Despite the progress the industry has made in recent years towards a more consolidated business model, as a sector we are still afforded comparably low ratings by the financial markets. We still have to demonstrate that consolidation has progressed enough to have a real benefit in terms of reducing volatility and ensuring sustainability of earnings. Ultimately this will be improved by better management of supply and demand which will further improve through having a more consolidated production base. The market has already intimated that if the Mittal/Arcelor merger goes through then there will be a re-rating of the stock, indeed some analysts’ target prices have already increased by some 50%.

Cyclicality in the steel industry will never entirely disappear. But it can, and should, be managed and for this to be realised, further consolidation is necessary. You only have to look at the average operating margins of other industries to see that consolidation helps create sustainable margins. Take the iron-ore industry where 3 major players have nearly three quarters of the total market and average margins of 35%. In comparison, average reported margins in the steel industry, where the top ten producers have only around a quarter of global market share, are nearer 10%. Although I should point out that Mittal Steel already compares very favourably.

The other important point to recognise is that this is a very natural combination as there is very little geographic or product overlap. I have read various comments about the product mix of the two companies being incompatible but this is not true. As you have heard today from Lou Schorsch, Mittal Steel USA is the largest high-quality producer in the United States. We are making very sophisticated steels of the highest quality for demanding customers in the automotive and white goods sectors. I believe you are going to get the chance to see this for yourselves when you visit Burns Harbor tomorrow. We are producing exactly the same steels here in the United States as those Arcelor is producing in Europe but we are producing them at lower cost. That is another of the beauties of this transaction.

Mittal Steel is producing for the same customers that Arcelor sells to in Europe. Customers such as auto companies prefer to have fewer suppliers globally as their supply chain management is much more efficient when the same vendor is present wherever they manufacture.

Also as I mentioned earlier Mittal Steel offers exposure to exciting growth markets – markets where Arcelor is seeking to expand its own presence. Mittal Steel’s profile in the developing markets was one of the added benefits I believed we were offering to the ISG shareholders when we completed the transaction.

To understand why, it is necessary to understand the underlying dynamics of the steel industry. Steel demand growth is directly linked to economic growth. Looking back historically, as each of the so-called “developed economies” had rapid economic growth in the three decades following the Second World War, so too did the consumption of steel rise dramatically, before flattening off to the modest growth levels witnessed today. As similar conditions play out in the “developing world,” these countries, too, will considerably increase their per capita consumption of steel. Under plausible scenarios of GDP and population growth, the new demand likely to arise from the developing countries over the next 40 – 50 years should double the global consumption of steel. I will give you a tangible example. Take India, a country with a population of around 1.1 billion and expected GDP growth of between 8.5 and 9% over the next twenty years. The annual per capita steel consumption of India today is only 40kg, compared with 500kg in Western Europe, 700kg in Japan and 900kg in Korea. The growth opportunity is clear and Mittal Steel has already announced that it is to build a 12 million ton Greenfield operation in the Jharkhand region of India.

As a shareholder, I want to have access to this growth potential as part of a balanced portfolio of assets in both the developed and developing world. Indeed Arcelor has already been attempting unsuccessfully to build exposure in these markets by participating in the privatizations for Ukraine and Turkey. Combining with Mittal will accomplish Arcelor’s stated plan in the most efficient way, simultaneously creating a much stronger, more balanced company that should act as the catalyst for a re-rating in the sector. Arcelor’s alternatives are as bleak as those our ISG had. The best proof is that Arcelor wants to pay about as much for Dofasco as Mittal paid for Bethlehem, LTV, Weirton, Acme and Georgetown. Does anyone believe that Dofasco is worth as much as ISG? The reason for the high price is that there are so few alternatives, but Canada is not the U.S.

This offer is all about creating long-term value for stakeholders. Anyone familiar with the past performance of the industry recognises the industrial logic behind this transaction. There were periods not so long ago when the steel industry was dismissed as a dying or sunset industry. We have been given a second chance, driven largely by the industrialisation of China. Now as an industry we must not be complacent. We must take advantage of the current market dynamics to restructure effectively and to build a stronger steel industry and be better positioned to ride the economic cycles of the future. This is beneficial for everyone: shareholders, customers, employees, suppliers.

Both Mr Mittal and Mr Dolle have spoken publicly many times on the need for there to be a handful of 100mt plus producers with a global footprint. This is exactly what this transaction would create and overnight. Furthermore its creation will, I believe, act as a catalyst for other mergers and alliances in the steel industry and the creation of a number of strong, global players.

Before I take any questions that you might have, I would just like to briefly share my own experiences of Mittal Steel over the past 18 months. This is a truly unique, dynamic and entrepreneurial company which has been one of the main drivers of change in the steel industry. Ten years ago Mittal Steel was saying the industry needed to consolidate. No-body listened. Today it is taken for granted that consolidation is the way of the future. Today every steel company wants exposure to the growth markets. Five years ago only Mr Mittal had the vision to actually pursue the opportunities when they arose. It is this instinctive approach, based on very sound and deep industrial knowledge and experience, which has led Mittal Steel to emerge as the industry leader. I have also no hesitation in saying that this is a company which delivers on its promises. I have seen this first hand as relates to the integration of ISG and I have no doubt whatsoever that this integrity would also be synonymous in any merger with Arcelor. The Mittals have not hesitated for one minute in honouring every commitment to me and to the USWA.

As many of you know, I chair the investment committee of a $1.1 billion corporate governance fund in Japan and long have been an advocate of management accountability to investors. There also has been a lot of talk about corporate governance – the reality is that Mittal does have a majority of outside directors and they are not just YES men. To the contrary, whenever the outsiders have questioned any potential decisions, their opinions have carried the day. I am personally responsible for about $200 million in Mittal stock and could sell it tomorrow if I wanted to. You can be sure that if I felt corporate governance were an issue, I’d be off the board and out of the stock. (I have not sold a single share except under the half cash terms of the merger.)

With that, I thank you very much and am very happy to take any questions you might have.